UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 25, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Banco Santander, S.A.

File No. 001-12518 - CF# 25318

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        Banco Santander, S.A. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 10, 2010.

        Based on representations Banco Santander, S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 4.1   through April 27, 2015

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Todd Schiffman
Assistant Director